May 30, 2025

Josh Resnik
Chief Executive Officer
FiscalNote Holdings, Inc.
1201 Pennsylvania Avenue, N.W., 6th Floor
Washington, D.C. 20004

       Re: FiscalNote Holdings, Inc.
           Registration Statement on Form S-3
           Filed May 23, 2025
           File No. 333-287565
Dear Josh Resnik:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services